Exhibit 99.1

UNDER THE COMPANIES ACT, 2013

COMPANY LIMITED BY SHARES

(Incorporated under the Companies Act, 1956)

ARTICLES OF ASSOCIATION

OF

Dr. REDDY’S LABORATORIES LIMITED

PRELIMINARY

1	Table ‘F’ not to apply	The regulations contained in the Table marked F in Schedule I to the Companies Act, 2013, shall not be applicable to the Company except so far as the said Act or any modification there otherwise expressly provides. The Regulations for management of the Company and for the observance of the members shall be such as are contained in these Articles.

2	Interpretation	Unless the context otherwise requires, words or expressions contained in these regulations shall bear the same meaning as in the Act or any statutory modification thereof in force at the date at which these regulations become binding on the Company.

“The Act” means the Companies Act, 2013 and includes rules made thereunder and reference to any section or provision thereof respectively means and includes the Companies Act, 2013 (Act No. 18 of 2013) and includes where the context so admits any re-enactment or any statutory modification thereof for the time being in force and any previous company law, so far as may be applicable and reference to the section or provision of the said Act or re-enactment or such statutory modification.

Words and expressions used in the Articles shall bear the same meaning as used in the Act or the rules, as the case may.

“The seal” means the common seal of the Company.

“The Article” means these Articles of Association as adopted or as may from time to time be altered.

“The Company” means Dr. REDDY’S LABORATORIES LIMITED.

“A Company” means a company as defined under Section 2(20) of the Act.

“Director” means a director appointed to the Board of a company.

“The Directors” means the Board of Directors of the Company for the time being.

“Board of Directors” or “Board”, in relation to a company, means the collective body of the directors of the Company.

“Managing Director” means a director who, by virtue of the articles of a company or an agreement with the Company or a resolution passed in its general meeting, or by its Board of Directors, is entrusted with substantial powers of management of the affairs of the Company and includes a director occupying the position of managing director, by whatever name called.

“Month” means calendar month.

“Proxy” means an instrument under which any person is authorised to vote for a member at a general meeting on a poll and includes Attorney duly constituted under a Power of Attorney.

“The Office” means the Registered Office of the Company for the time being. “The Register” means the Register of Members to be kept pursuant to the Act.

“The Registrar” means the Registrar of Companies, Telangana.

“Key Managerial Personnel” means the Chief executive officer or the managing director; the Company secretary; whole-time director; chief financial officer; and such other officer as may be notified from time to time in the rules.

“The Secretary” is a Key Managerial Personnel appointed by the Directors to perform any of the duties of a Company Secretary.

“In Writing” and “Written” shall include printing, lithography and other modes of representing or reproducing words in a visible form. Words importing the singular number only include the plural number and vice-versa. Words importing the masculine gender only include the feminine gender. Words importing persons include corporations.
SHARE CAPITAL AND VARIATION OF RIGHTS
3	Authorised share capital and Allotment of Shares	i)	The Authorised share capital of the Company shall be as stated in the memorandum of Association of the Company.

		ii)	Subject to the provisions of the Act and these Articles, the shares in the capital of the Company shall be under the control of the Directors who may issue, allot or otherwise dispose of the same or any of them to such persons, in such proportion and on such terms and conditions and either at a premium or at par and at such time as they may from time to time think fit.

4	Increased capital same as original capital	Except so far as may be otherwise provided by the condition of issue or by these present any capital raised by the creation of new shares shall be considered part of the original capital and shall be subject to the provisions herein contained with reference to the payment of call and instalment transfer and transmission, forfeiture, lien, surrender, voting and otherwise.

5	Conditions regarding issue of new shares	Subject to the provisions of section 43 of the Act, the new shares shall be issued upon such terms and conditions and with such rights and privileges annexed thereto as the Company in general meeting shall prescribe, and in particular such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company.

6	Right to issue GDR/ADR	The company shall have a right to issue any instrument, including Global Depositary Receipt (GDR) or American Depositary Receipt (ADR).

7	New shares to be offered to existing members	When at any time subsequent to the adoption of these Articles it is proposed to increase the subscribed capital of the Company by the issue of new shares then subject to any directions to the contrary which may be given by the Company in general meeting and subject to those directions such new shares shall be offered to the persons who at the date of the offer are holders of the Equity shares in the Company, in proportion, as nearly as circumstances admit, to the capital paid up on those shares at the date; and such offer shall be made by a notice specifying the member of shares offered and limiting a time as maybe specified in the Act or any rules made thereunder, within which the offer, if not accepted will be deemed to have been declined. After the expiry of the time specified in the notice aforesaid or on receipt of earlier intimation from the person to whom such notice is given that the person declines to accept the shares offered, the Board of Directors may dispose them off in such manner as they think most beneficial to the Company. Option or right to call of shares shall not be given to any person or persons without the sanction of the Company in general meeting.

Notwithstanding anything herein contained, the new shares aforesaid may be offered to any person, whether or not those persons include the persons who, at the date of the offer, are holders of the Equity Shares of the Company, in any manner whatsoever;

		i)	If special Resolution to that effect is passed by the Company in general meeting; or

		ii)	Where no such special resolution is passed, if the votes cast (whether on a show of hands or on a poll or e-voting, as the case may be) in favour of the proposal contained in the resolution moved at the general meeting sanctioning the issue of such shares (including the casting vote, if any, of the Chairperson) by members who being entitled to, vote in person, or where proxies are allowed, by proxy, exceed the votes, if any, cast against the proposal by members so entitled and voting and the Central Government is satisfied, on an application made by the Board of Directors in that behalf that the proposal is most beneficial to the Company.

8	Issue of further Pari-passu Shares not to affect the right of shares already issued	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari-passu therewith.

9	Redeemable preference shares increase of subscribed capital	The Company may from time to time in general meeting by special resolution increase its subscribed share capital by issue of new shares upon such terms and conditions and with such rights and privileges annexed thereto as by the general meeting issuing the same shall be directed and in particular subject to the provisions of the Articles thereof such shares may be issued with a preferential or qualified right to dividends and in the distribution of the assets of the Company provided always that any preference shares may be issued in the terms that they are liable to be redeemed and on such terms and conditions of redemption as may be prescribed.

10	Power to modify class rights	i)

If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of section 48, and whether or not the Company is being wound up, be varied with the consent in writing of the holders of such proportion of the issued shares of that class as maybe specified in the Act or rules made thereunder, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

		ii)	To every such separate meeting, the provisions of these regulations relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum as specified in the Act or rules made thereunder, shall be present.

11	Instalment on shares to be duly paid	If, by the conditions of allotment of any shares, the whole or part of the amount or issue price thereof shall be payable by instalments, every such instalment shall, when due, be paid to the Company by the person who for the time being shall be the member registered in respect of the share or by his/her executor or administrator.

12	Power to issue Redeemable Preference Shares	Subject to the provisions of section 55, any preference shares may be issued on the terms that they are to be redeemed on such terms and in such manner as the Company before the issue of the shares may determine.

		i)	No such shares shall be redeemed except out of profits of the Company which would otherwise be available for dividend or out of the proceeds of a fresh issue of shares made for the purpose of redemption.

		ii)	No such shares shall be redeemed unless they are fully paid.

		iii)	The premium, if any, payable on redemption shall have been provided for, out of the profits of the Company or company’s share premium account before the shares are redeemed.

		iv)	Where any such shares are redeemed otherwise than out of the proceeds of a fresh issue, there shall out of profits which would otherwise have been available for dividend be transferred to a reserve fund, to be called “the Capital Redemption Reserve Fund”, a sum equal to the amount required for redeeming the shares, and the provisions of the Act relating to the reduction of the share capital of the Company shall, except as provided in Section 55 of the Act, apply as if the Capital Redemption Reserve Fund were paid up Share Capital of the Company.

		v)	The preference shares shall confer the rights on the holders thereof to be paid out of the profits that may at any time be determined to be distributed among members a fixed cumulative dividend at the rate of 11% per annum, free of company’s tax (but subject to deduction of tax at source at the prescribed rates) on the capital for the time being paid up thereon in priority to the Equity shares.

		vi)	The preference shares shall confer the rights on the holders thereof, on winding up, to the repayment of the capital and of any arrears of the fixed cumulative dividend set out above, whether earned, declared or not, up to the commencement of the winding up in priority to the Equity Shares, out of the surplus assets of the Company, but shall not confer any further rights to participate in the profits or assets of the Company.

		vii)	In calculating any fixed percentages on the paid up capital of such preference shares, such percentages shall be calculated up to and as on the date of redemption.

		viii)	The preference shares shall be redeemable at par on the expiry of 15 years from the date of allotment thereof, but the Company may at its option and at any time after 12 years from the date of allotment of such preference shares, on giving not less than three months’ notice to the holders of such shares redeem at par the whole or any part of the said shares together with a sum equal to the arrears, if any, of the fixed cumulative dividend thereon whether earned, declared or not, up to the date of redemption thereof out of the moneys of the Company which may lawfully be applied for that purpose, provided that if the Company shall at any time determine to redeem a part only of such shares for the time being outstanding, the shares to be so redeemed shall be determined by a draw to be made in such manner as may be decided by the Board of Directors, provided that in no event the Company shall create further preference shares or issue any further preference share capital to rank in priority to the existing preference shares.

		ix)	The Company shall forthwith give to the holders of the shares liable for redemption notice in writing of its intention to redeem the same and fix a time and place for the redemption and surrender of the certificates of the shares to be so redeemed.

		x)	At the time and place so fixed each holder of such shares shall be bound to surrender to the Company the certificate(s) for his/her shares to be redeemed and the Company shall pay to him/her the amount payable in respect of such redemption.

		xi)	In the event of the Company creating and / or issuing preference shares in future ranking pari-passu with or in priority to the redeemable preference shares, it should do so only with the consent in writing of the holders of the said shares then outstanding or with the sanction of a special resolution passed at a separate meeting of the holders of such redeemable preference shares.

13	Trusts not recognised	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by, or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these regulations or by law otherwise provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

14	Commission for placing shares	i)	The Company may exercise the powers of paying commissions conferred by sub-section (6) of section 40, provided that the rate per cent or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by that section and rules made thereunder.

		ii)	The rate or amount of the commission shall not exceed the rate or amount prescribed in rules made under sub-section (6) of section 40.

		iii)	The commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in the one way and partly in the other.

15	Joint holders	Where two or more persons are registered as the holders of any shares, they shall be deemed to hold the same as joint tenants with benefits of the survivorship subject to the following and other provisions contained in the these Articles.

		i)	The Company shall be entitled to decline to register more than three persons as the joint holders of any share.

		ii)	The joint holders of any shares shall be liable severally as well as jointly for and in respect of all calls and other payments which ought to be made in respect of such shares.

		iii)	On the death of any such joint holders the survivor or survivors shall be the only persons or persons recognised by the Company as having any title or interest in the share but the Directors may require such evidence of death as they deem fit and nothing herein contained shall be taken to release the estate, of deceased joint holder from any liability on shares held by him/her jointly with any other person or persons.

		iv)	Any of the joint holders may give effectual receipt of any dividends, bonus etc. or other moneys payable in respect of such shares.

		v)	Only the person whose name stands first in the Register as one of the joint holders of any shares, shall be entitled to the delivery of the certificate relating to such shares or to receive documents from the Company and any documents served on or sent to such person shall be deemed as good service on all the joint holders.

		vi)	Any one of two or more joint holders may vote at any meeting either personally or by proxy in respect of such shares as if he/she were solely entitled thereto and if more than one of such joint holders be present at any meeting personally or by proxy, then one of such persons so present whose names stands first or higher (as the case may be) on the Register in respect of such share shall alone be entitled to vote in respect thereof but other or others of the joint holders shall be entitled to be present at any meeting personally. Several executors or administrators of a deceased member in whose (deceased member’s) sole name any shares stand shall for the purpose of this sub article be deemed joint holders.

16	Member’s right to certificate

Every person whose name is entered as a member in the register of members shall be entitled to receive within such period after incorporation as maybe specified in the Act or rules made thereunder, in case of subscribers to the memorandum or after allotment or within such period after the application for the registration of transfer or transmission as maybe specified in the Act or rules made thereunder or within such other period as the conditions of issue shall be provided,—

		i)	One certificate for all his/her shares without payment of any charges; or

		ii)	Several certificates, each for one or more of his/her shares, upon payment of a sum not exceeding such amount as maybe prescribed in the Act or rules made thereunder for each certificate after the first.

17	Certificate of shares	Every certificate shall be under the seal and shall specify the shares to which it relates and the amount paid-up thereon. The seal shall be affixed in the presence of and signed by (i) two Directors or persons acting on behalf of the Directors under a duly registered power of attorney and (ii) the secretary or some other person appointed by the Board for the purpose; provided that at-least one of the aforesaid two Directors shall be a person other than a Managing or whole-time Director. A Director may sign a share certificate by affixing his/her signature thereon by means of any machine, equipment or other mechanical means such as engraving in metal or lithography.

18	To which joint holder certificates to be issued	In respect of any share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to the person first named on the register in respect of such joint holding shall be sufficient delivery to all such holders.

19	Fee for issue of new share certificate	i)	If any share certificate be defaced, mutilated or torn or if there be no further space on the back for endorsement of transfer, then upon production and surrender thereof to the Company, a new certificate may be issued in lieu thereof, and if any certificate is lost or destroyed then upon proof thereof to the satisfaction of the Company and on execution of such indemnity as the Company deem adequate, a new certificate in lieu thereof shall be given. Every certificate under this Article shall be issued on payment of a sum not exceeding such amount for each certificate as maybe prescribed in the Act or rules made thereunder.

		ii)	The provisions of Articles 13,16,17,18 and 19 shall mutatis mutandis apply to debentures of the Company.

20	Dematerialisation of Shares	The Company shall be entitled to dematerialise all or any of its existing Shares, rematerialize all or any of its Shares held in the Depositories and / or to offer its fresh Shares or buyback it’s Shares in a dematerialized form pursuant to the Depositories Act, 1996 and the Relevant Rules, if any.
LIEN
21	Company’s lien on shares	i)	The Company shall have a first and paramount lien-
a) Onevery share (not being a fully paid share), for all monies (whether presently payable or not) called, or payable at a fixed time, in respect of that share; and

b) Onall shares (not being fully paid shares) standing registered in the name of a single person, for all monies presently payable by him/her or his/her estate to the Company:

Provided that the Board of directors may at any time declare any share to be wholly or in part exempt from the provisions of this clause.

		ii)	The Company’s lien, if any, on a share shall extend to all dividends payable and bonuses declared from time to time in respect of such shares.

22	Enforcing lien by sale	The Company may sell, in such manner as the Board thinks fit, any shares on which the Company has a lien: Provided that no sale shall be made-
		i)	Unless a sum in respect of which the lien exists is presently payable; or

		ii)	Until the expiration of such period, as maybe specified in the Act or rules made thereunder, after a notice in writing stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share or the person entitled thereto by reason of his/her death or insolvency.

23	Procedure for enforcing lien by sale	i)	To give effect to any such sale, the Board may authorise some person to transfer the shares sold to the purchaser thereof.

		ii)	The purchaser shall be registered as the holder of the shares comprised in any such transfer.

		iii)	The purchaser shall not be bound to see to the application of the purchase money, nor shall his/her title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

		iv)	Upon any such sale as aforesaid, the existing certificate(s) in respect of the shares sold shall stand cancelled and become null and void and of no effect, and the Directors shall be entitled to issue a new certificate(s) in lieu thereof to the purchaser or purchasers concerned.

24	Application of proceeds of sale	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable.

The residue, if any, shall, subject to a like lien for sums not presently payable as existed upon the shares before the sale, be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

25	Calls on Shares	i)

The Board may, from time to time, make calls upon the members in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times:

Provided that no call shall exceed one-fourth of the nominal value of the share or be payable at less than one month from the date fixed for the payment of the last preceding call.

		ii)	Each member shall, subject to receiving at least such number of days’ notice as maybe prescribed in the Act or rules made thereunder, specifying the time or times and place of payment, pay to the Company, at the time or times and place so specified, the amount called on his/her shares.

	Revocation or postponement of call	iii)	A call may be revoked or postponed at the discretion of the Board.

	Call deemed to be made when resolution for it is passed	iv)	A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be required to be paid by instalments.

	Liability of joint holders	v)	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

26	When interest on call or instalment payable	i)	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay pay interest thereon from the day appointed for payment thereof to the time of actual payment at ten per cent per annum or at such lower rate, if any, as the Board may determine.

		ii)	The Board shall be at liberty to waive payment of any such interest wholly or in part.

27	Amount payable at fixed times or by instalments payable as calls	i)	Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall, for the purposes of these regulations, be deemed to be a call duly made and payable on the date on which by the terms of issue such sum becomes payable.

		ii)	In case of non-payment of such sum, all the relevant provisions of these regulations as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

28	Payment of calls in advance	The Board—

		i)	May, if it thinks fit, receive from any member willing to advance the same, all or any part of the monies uncalled and unpaid upon any shares held by him/her.

		ii)	Upon all or any of the monies so advanced, may (until the same would, but for such advance, become presently payable) pay interest at such rate not exceeding, unless the Company in general meeting shall otherwise direct, twelve per cent per annum, as may be agreed upon between the Board and the member paying the sum in advance.

		iii)	Money so paid in excess of the amount of calls shall not rank for dividends, or confer a right to participate in profits or exercise voting rights. The Directors may at any time repay the amount so advanced upon giving to such member not less than three months’ notice in writing.

29	Evidence in action by the Company against shareholders	Subject to the provision of the Act and these Articles, on the trial or hearing of any action or suit brought by the Company against any Shareholder or his/her representative to recover any debt or money claimed to be done to the Company in respect of his/her shares it will be sufficient to prove that the name of the defendant is or was, when the claim arose, on the register of the Company as a holder, or one of the holders, of the shares in respect of which such claim is made, and that the amount claimed is not entered as paid in the books of the Company and it shall not be necessary to prove the appointment of the Directors who made any call, nor that a quorum of Directors was present at the meeting at which the call was made nor that the meeting at which the call was made duly convened or constituted nor any other matter whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

TRANSFER OF SHARES

30	Instrument of transfer	i)	Shares in the Company shall be transferred in accordance with the provisions of the Section 56 of the Act by an instrument in writing in the prescribed form.

		ii)	The instrument of transfer of any share in the Company shall be executed by or on behalf of both the transferor and transferee.

		iii)	The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the register of members in respect thereof.

31	Directors may refuse to register transfer	Subject to the right of appeal as conferred by Section 58 of the Act, the Directors, may, at their own absolute and uncontrolled discretion and without assigning any reason decline to register or acknowledge any transfer of shares and in particular may so decline in any case in which the Company has lien upon the shares or any of them or whilst any moneys in respect of the shares desired to be transferred or any of them remain unpaid or unless the transferee is approved by the Directors and such refusal shall not be affected by the fact that the proposed transferee is already a member. Provided that registration of a transfer shall not be refused on the grounds of the transferor being either alone or jointly with any person or persons indebted to the Company on any account whatsoever except a lien. The registration of a transfer shall be conclusive evidence of the approval of the Directors of the transferee.

32	Conditions for not declining registration of transfer	The Board may decline to recognise any instrument of transfer unless-
		i)	The duly executed instrument of transfer is in the form as prescribed in rules made under sub-section (1) of section 56;

		ii)	The instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer; and

		iii)	The instrument of transfer is in respect of only one class of shares.

33	Closure of transfer books etc.,	On giving not less than seven working days’ previous notice in accordance with section 91 and rules made thereunder, the registration of transfers may be suspended at such times and for such periods as the Board may from time to time determine:

Provided that such registration shall not be suspended for more than thirty days at any one time or for more than forty-five days in the aggregate in any year.

34	Notice to transferee and transferor on refusal to transfer shares	If the Board of Directors refuse to register a transfer of any shares, they shall within one month from the date on which the transfer was lodged with the Company send to the transferee and the transferor notice of the refusal

35	Custody of the instrument of transfer	The instrument of transfer shall after registration be retained by the Company and shall remain in its custody. All instruments of transfer which the Directors may decline to register, shall be returned to the persons depositing the same.

36	Fee on transfer or transmission	No fee shall be charged for the following:

		i)	For registration of transfers, sub-division and consolidation of Certificates and for letters of allotment and for split, consolidation, renewal and pucca transfer receipts into denominations corresponding to the market units of trading.

		ii)	For sub-division of renounceable letter of right

		iii)	For registration of any power of attorney, probate, letters of administration, marriage or death certificates or for similar other documents.

37		“The Board of Directors or a committee thereof can refuse a request by a member to split his/her shares into shares of smaller lots unless such split is for making his/her holding into market lot”.

38	The Company not liable for disregard of a notice prohibiting registration of a transfer	The Company shall incur no liability or responsibility whatever in consequence of their registering or giving effect to any transfer of shares made, or purporting to be made, by any apparent legal owner thereof (as shown or appearing or claiming any equitable right, title or interest to or in the same shares) notwithstanding that the Company have had notice of such equitable right, title or interest or notice prohibiting registrations of such transfer, and may have entered such notice or referred thereto in any books of the Company; and the Company shall not be bound or required to regard or attend or give effect to notice which may be given to them of any equitable right, title or interest or be under any liability whatsoever for refusing or neglecting to do so; though it may have been entered or referred to in some books of the Company, but the Company shall nevertheless be at liberty to regard and attend to such notice and give effect thereto if the Directors shall so think fit.

TRANSMISSION OF SHARES

39	Title of shares of deceased holder	i)	On the death of a member, the survivor or survivors where the member was a joint holder, and his/her nominee or nominees where he/she was a sole holder, shall be the only persons recognised by the Company as having any title to his/her interest in the shares.

		ii)	Nothing in clause (i) shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him/her with other persons.

		iii)	The legal representatives or administrator of a deceased member or holder of a succession certificate shall be the only persons recognised by the Company as having any title to his/her shares and the Company shall not be bound to recognise such executor or administrator or holder of a succession certificate unless such executor or administrator shall have first obtained probate, letters of administration or other legal representation as the case may be from a duly constituted court in India, or from any authority empowered by any law to grant such other legal representation; provided that in any case where the Board in their absolute discretion think fit, the Board may dispense with the production of Probate or Letters of Administration or other legal representation and under the next Article register the name of any person who claims to be absolutely entitled to the shares standing in the name of a deceased member upon such terms as to indemnity or otherwise as the Directors may deem fit.

40	Registration of persons entitled to share otherwise than by transfer (transmission)	i)	Subject to the provision of the Act and these Articles any person becoming entitled to a share in consequence of the death, bankruptcy, or insolvency of any member or by any lawful means other than by a transfer in accordance with these presents may with the consent of the Directors which they shall not be under any obligation to give upon producing such evidence that he/she sustains the character in respect of which he/she proposes to act under this Article, or of his/her title, as the Board may think sufficient and upon giving such indemnity as the Directors may require.

		ii)	Any such person shall after sending notice in writing, elect, either—

a)	To be registered himself as holder of the share; or

b)	To make such transfer of the share as the deceased or insolvent member could have made.

41	Board may require evidence of transmission	Every transmission of a share shall be verified in such manner as the Directors may require and the Company may refuse to register any such transmission until the same be so verified or unless such indemnity be given to the Company with regard to such registration which the Board at its discretion shall consider sufficient provided nevertheless that there shall not be any obligation on the Company or the board to accept any indemnity.

42	Refusal to Register Transmission of share	The Board shall, in either case, have the same right to decline or suspend registration as it would have had, if the deceased or insolvent member had transferred the share before his/her death or insolvency.

FORFEITURE OF SHARES

43	If call or instalment not paid notice may be given	If any member fails to pay the whole or any part of any call or instalment or any money due in respect of any shares either by way of principal or interest on or before the day appointed for the payment of the same or any extension thereof, the Directors may at any time thereafter during such time as the call or instalment remains unpaid or decree remains unsatisfied serve a notice on such member or on the person (if any) entitled to share by transmission, requiring him/her to pay such call or instalment or such part thereof or other moneys as remain unpaid together with any interest that may have accrued and all expenses (legal or otherwise) that may have been incurred by the Company by reason of such non-payment .

44	Partial payment not to preclude forfeiture	Neither the receipt by the Company of a portion of any money shall from time to time be due from any member to the Company in respect of his/her shares, either by way of principal or interest nor any indulgence granted by the Company in respect of the payment of any such money, shall preclude the Company from thereafter proceeding to enforce a forfeiture of such shares.

45	Terms of forfeiture	The notice aforesaid shall name a day (not being less than fourteen days from the date of service of the notice) from the date of service of the notice) and places or place and at which the money is to be paid and the notice shall also state that in the event of the non-payment of such money at the time and place appointed, the shares in respect of which the same is owing will be liable to be forfeited.

46	In default of payment, shares may be forfeited	If the requisition of any such notice shall not be complied with, every or any share in respect of which the notice is given may at any time thereafter, before payment of all calls or instalments, interest and expenses due in respect thereof, be forfeited by a resolution of the Directors to that effect.

47	Power to annul forfeiture	The Directors may at any time before any share so forfeited, shall have been sold, or otherwise disposed of, annul the forfeiture thereof upon such conditions as they, may think fit.

48	Members shall be liable to pay money owing, at the time of forfeiture and interest	i)	A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding the forfeiture, remain liable to pay to the Company all monies which, at the date of forfeiture, were presently payable by him/her to the Company in respect of the shares together with interest at 10% per annum or such other lower rate as the Board may determine from the time of the forfeiture, until payment, and the Board may enforce the payment thereof if they think fit, but shall not be under any obligation to do so;

		ii)	The liability of such person shall cease if and when the Company shall have received payment in full of all such monies in respect of the shares.

49	Certificate of forfeiture	A duly verified declaration in writing that the declarant is a director, the manager or the secretary, of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share.

50	Title of purchaser of forfeited shares	i)	The Company may receive the consideration, if any, given for the share on any sale or disposal thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of.

		ii)	The transferee shall thereupon be registered as the holder of the share; and

		iii)	The transferee shall not be bound to see to the application of the purchase money, if any, nor shall his/her title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

51	Forfeiture to apply in case of non-payment of sum payable at fixed time	The provisions of these regulations as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

52	Notice of forfeiture to member and register	When any share is declared to be forfeited, notice of forfeiture shall be given to the member in whose name it stood immediately prior to forfeiture and an entry of the forfeiture with the date thereof, shall forthwith but no later than 7 days, be made in the Register but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or to make any entry as aforesaid.

53	Forfeited shares to become property of the Company	Every share so forfeited as aforesaid shall thereupon be the property of the Company and may be sold, or otherwise dispose of either to the original holder thereof or to any other person upon such terms and in such manner as the Board shall think fit.

54	Effect of forfeiture	The forfeiture of a share shall involve the extinction of all interest in and also of, all claims and demands against the Company in respect of the share and all other rights incidental to the share, except only such of those rights as by these Articles are expressly saved.

ALTERATION OF SHARE CAPITAL

55	Increase of authorised share capital	i)	The Company may, from time to time, by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as may be specified in the resolution.

56	Consolidation division and sub-division	Subject to the provisions of section 61, the Company may, by ordinary resolution,—

		i)	Consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

		ii)	Convert all or any of its fully paid-up shares into stock, and reconvert that stock into fully paid-up shares of any denomination;

		iii)	Sub-divide its existing shares or any of them into shares of smaller amount than is fixed by the memorandum;

		iv)	Cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

57	Shares converted to stock	Where shares are converted into stock,—

		i)	The holders of stock may transfer the same or any part thereof in the same manner as, and subject to the same regulations under which, the shares from which the stock arose might before the conversion have been transferred, or as near thereto as circumstances admit:

		ii)	Provided that the Board may, from time to time, fix the minimum amount of stock transferable, so, however, that such minimum shall not exceed the nominal amount of the shares from which the stock arose.

		iii)	The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company, and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred that privilege or advantage.

		iv)	Such of the regulations of the Company as are applicable to paid-up shares shall apply to stock and the words “share” and “shareholder” in those regulations shall include “stock” and “stock-holder” respectively.

58	Reduction of capital	The Company may, by special resolution, reduce in any manner and with, and subject to, any incident authorised and consent required by law,—

		i)	Its share capital;

		ii)	Any capital redemption reserve account; or

		iii)	Any share premium account.

CAPITALISATION OF PROFIT

59	Capitalisation	i)	The Company in general meeting may, upon the recommendation of the Board, resolve—

			a)	That it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company’s reserve accounts, or to the credit of the profit and loss account, or otherwise available for distribution; and

			b)	That such sum be accordingly set free for distribution in the manner specified in clause (ii) amongst the members who would have been entitled thereto, if distributed by way of dividend and in the same proportions.

		ii)	The sum aforesaid shall not be paid in cash but shall be applied, either in or towards—
			a)	Paying up any amounts for the time being unpaid on any shares held by such members respectively;

			b)	Paying up in full, unissued shares of the Company to be allotted and distributed, credited as fully paid-up, to and amongst such members in the proportions aforesaid;

			c)	Partly in the way specified in sub-clause (a) and partly in that specified in sub-clause (b);

			d)	A securities premium account and a capital redemption reserve account may, for the purposes of this regulation, be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares;

			e)	The Board shall give effect to the resolution passed by the Company in pursuance of this regulation.

		iii)	Whenever such a resolution as aforesaid shall have been passed, the Board shall—

			a)	Make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares if any; and

			b)	Generally do all acts and things required to give effect thereto.

		iv)		The Board shall have power—

			a)	To make such provisions, by the issue of fractional certificates or by payment in cash or otherwise as it thinks fit, for the case of shares becoming distributable in fractions; and

			b)	To authorise any person to enter, on behalf of all the members entitled thereto, into an agreement with the Company providing for the allotment to them respectively, credited as fully paid-up, of any further shares to which they may be entitled upon such capitalisation, or as the case may require, for the payment by the Company on their behalf, by the application thereto of their respective proportions of profits resolved to be capitalised, of the amount or any part of the amounts remaining unpaid on their existing shares.

		v)		Any agreement made under such authority shall be effective and binding on such members.

60	Power to sell fractional share certificate	If and whenever shares become held by any member in fraction the Directors may subject to the provisions of the Act and these Articles, sell these shares which members hold in fractions for the best price reasonably obtainable and shall pay and distribute to and amongst the members entitled to such shares in due proportion to the net proceeds thereof. For the purpose of giving effect to such sale, the Directors may authorise any person to transfer the shares sold to the purchaser thereof comprised in any such transfer and he/she shall not be bound to see to the application of the purchase money nor shall his/her title to the shares be affected by any irregularity or invalidity in the proceeding in reference to the sale.

61	Buyback of shares	i)		Notwithstanding anything contained in these articles but subject to the provisions of sections 68 to 70 and any other applicable provision of the Act or any other law for the time being in force, the Company may purchase its own shares or other specified securities.

ii)

The Company may from time to time allocate funds from its Free Reserves or Share Premium account or any other means of finance or issue debt instruments for raising funds for buy-back of its shares and the same is not to be considered as reduction of Capital under Section 66 of the Act. The Company may also exchange voting shares for non-voting shares or for any other securities.

GENERAL MEETING

62	Extraordinary General Meeting	All general meetings other than annual general meeting shall be called extraordinary general meeting. The Board may, whenever it thinks fit, call an extraordinary general meeting.

63	Annual General Meeting	Subject to the provisions of the Act, the Company shall hold from time to time as provided by the Act in addition to any other meetings, a general meeting as its Annual General Meeting. The provisions of Section 96 of the Act shall apply to such Annual General Meeting.

64	Annual General Meeting when to be held	Every Annual General Meeting shall be called for a time during business hours and on such day (not being a national holiday) as the Directors may from time to time determine and it shall be held either at the Registered Office of the Company or at any place within the city, town or village in which the office of the Company for the time being is situated.

65	Calling of Extraordinary General Meeting on requisition	The board of directors shall on requisition of members in accordance with section 100 of the Act, forthwith proceed to call an Extraordinary General Meeting and the provisions of Section 100 of the Act, shall apply in respect of such meeting.

66	Notice of Meeting	Save as permitted under Section 101 of the Act, a General Meeting of the Company may be called by giving not less than such number of days’ notice as specified in the Act or rule made thereunder, in writing or through electronic mode in such manner as may be specified in the Act or rule made thereunder.

67	Special Business	i)	In the case of an Annual General Meeting the business to the transacted at the meeting shall be deemed special, with the exception of business relating to:

			a)	The consideration of financial statements and the report of the Board of Directors and of the auditors;

			b)	The declaration of any dividend;

			c)	The appointment of directors in the place of those retiring; and

			d)	The appointment of and the fixing of the remuneration of the auditors.

In the case of any other meeting, all business shall be deemed special: Provided that where any item of special business as aforesaid to be transacted at a meeting of the Company relates to, or affects any other company the extent of shareholding interest in that other company or every promoter, director, manager, if any, and of every other key managerial personnel of the first mentioned company shall if the extent of such shareholding is not less than two per cent of the paid-up share capital of that company also be set out in the explanatory statement.

		ii)	Where any items of business to be transacted at the meeting are deemed to be special as aforesaid, there shall be annexed to the notice of the meeting a statement setting out all material facts regarding each such item of business, including in particular, the nature and extent of the interest, financial or otherwise if any, therein of every Director, manager, key managerial personnel and relatives of such persons. Any other information and facts that may enable members to understand the meaning, scope and implications of the items of business and to take decision thereon shall also be included in the notice.

		iii)	Where any item of business refers to any document, which is to be considered at the meeting, the time and place where such document can be inspected shall be specified in the statement aforesaid.

68	Contents and service of notice	Notice of every meeting shall be given to the members and to such other person or persons as required by and in accordance with Section 101 and 102 of the Act and it shall be served in the manner authorised by section 20 of the Act.

PROCEEDINGS AT GENERAL MEETING

69	Quorum of General Meeting	i)	No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business.

		ii)	Save as otherwise provided herein, the quorum for the general meetings shall be as provided in section 103.

70	Chairperson of the Meeting	The chairperson, if any, of the Board shall preside as Chairperson at every general meeting of the Company.

71	Chairperson not present or unwilling to act as chairperson	If there is no such Chairperson, or if he/she is not present within half an hour after the time appointed for holding the meeting, or is unwilling to act as chairperson of the meeting, the directors present shall elect one of their members to be Chairperson of the meeting.

72	Member to act as Chairperson	If at any meeting no director is willing to act as Chairperson or if no director is present within half an hour after the time appointed for holding the meeting, the members present shall choose one of their members to be Chairperson of the meeting.

73	If quorum not present meeting to be cancelled/adjourned	If within half an hour from the time appointed for holding a meeting of the Company, a quorum is not present, the meeting if called upon at the requisition of members, shall stand cancelled. In any other case the meeting shall stand adjourned to the same day in the next week (not being a national holiday) at the same time and place, or to such other day and at such other time and place as the Board may determine.

74	Adjourned meeting to Transact business	If at any adjourned meeting also, a quorum is not present within half an hour of the time appointed for holding the meeting the members present, whatever their number (not being less than two) shall be the quorum and shall have power to decide upon all the matters which could properly have been disposed of at the meeting for which the adjournment took place.

75	Business confined to election of chairperson whilst chair vacant	No business shall be discussed at any General Meeting except the election of the Chairperson whilst the Chair is vacant. If a poll is demanded on the election of the Chairperson it shall be taken forthwith in accordance with the provisions of the Act and these Articles.

76	Resolution how decided	At any General Meeting provisions of Section 107 and 109 of the Act shall apply provided that in case of equality of votes whether on a show of hands or on a poll, the Chairperson of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a casting vote in addition to his/her own vote or votes to which he/she may be entitled as a member

77	Time of taking poll	i)	A poll demanded for adjournment of the meeting or appointment of Chairperson of the meeting shall be taken forthwith.

		ii)	A poll demanded on any question other than adjournment of the meeting or appointment of Chairperson shall be taken at such time, not being later than forty-eight hours from the time when the demand was made, as the Chairperson of the meeting may direct.

	Other business may proceed notwithstanding demand of poll	iii)	The demand of poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

	Scrutinizers at poll	iv)	Where a poll is to be taken the Chairperson of the meeting shall appoint one or more scrutinizer(s) to scrutinize the votes given on the poll and to report thereon to him/her.

		v)	The Chairperson shall have power, at any time before the result of the poll is declared, to remove a scrutinizer from office and to fill vacancies in the office of the scrutinizers arising from such removal or from any other cause.

78	Reports, Statements and register to be laid on table	At every Annual General Meeting of the Company there shall be laid on the table, the Directors report and audited statement of accounts, Auditors repot, the proxy register with the proxies and the Register of Director’s share holdings mentioned under Section 170 of the Act. The Auditors’ Report shall be read before the members in such General Meeting and shall be open to inspection by any member of the Company.

79	Minutes of General and Board Meeting	The Board shall cause minutes of all proceedings of every general meeting and of all proceedings of every meeting of the Board of Directors or of every committee of the board to be kept in accordance with section 118 of the Act.

80	Inspection of minute book of general meeting	The books containing the minutes of the proceedings of general meetings of the Company shall be kept at the office of the Company and be open to the inspection of members during the business hours as prescribed by section 119 of the Act.

81	Chairperson with consent may adjourn meeting	i)	The Chairperson may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place.

		ii)	No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

82	Notice to be given where a meeting adjourned	i)	When a meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

		ii)	Save as aforesaid, and as provided in section 103 of the Act, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING RIGHTS

83	Voting rights	Subject to the provisions of the Act, (and in particular of Sections 47 and 50 thereof) and these Articles;

		i)	Upon a show of hands every member holding equity shares and entitled to vote and present in person (including an attorney or a representative of a body corporate) shall have one vote.

		ii)	Upon a poll the voting right of every member holding equity shares and entitled to vote and present in person (including a body corporate present as aforesaid) or by proxy shall be in proportion to his/her share in the paid-up equity capital of the Company.

		iii)	The voting right of every member holding preference shares if any shall upon a show of hands or upon a poll be subject to the provisions, limitations and restrictions laid down in Section 47 of the Act.

84	Voting by electronic means	A member may exercise his/her vote at a meeting by electronic means in accordance with section 108 and shall vote only once.

85	Voting in case of joint holders	i)	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

		ii)	For this purpose, seniority shall be determined by the order in which the names stand in the register of members.

86	How members non-compos mentis or minors may vote	If any shareholder be lunatic, idiot or non-compos mentis, the votes in respect of his/her share or shares shall be cast by his/her committee or other legal guardian and if any shares are registered in the name of minor through his/her guardian, the vote in respect of such shares shall be cast by that guardian or any one of the guardians if more than one.

87	Restriction on exercise of rights	No member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him/her in respect of shares in the Company have been paid.

88	Time for objection to vote	Subject to the provisions of the Act, and these Articles no objection shall be made to the validity of any vote except at the meeting or poll at which such vote shall be tendered and every vote, whether given personally or by proxy or by any means hereby authorised and not disallowed at such meeting or poll, shall be deemed valid for all purposes of meeting or poll whatsoever.

89	Chairperson of the meeting to be the judge of validity of any vote	Subject to the provisions of the Act, and these Articles, the Chairperson of any meeting shall be the sole judge of the validity of every vote tendered at such meeting Subject as aforesaid the Chairperson present at the taking of a poll shall be the sole judge of the validity of every vote tendered at such poll.

90	Right of member to use his/her votes differently	On a poll taken at a meeting of the Company, a member entitled to more than one vote, or his/her proxy, or other person entitled to vote for him/her as the case may be need not if he/she votes, use all votes in the same manner.

91	Votes in respect of deceased, insolvent members	Any person entitled under the Transmission clause to transfer any shares, may vote at any general meeting in respect thereof as if he/she was the registered holder of such shares, provided that at least forty-eight hours before the time of holding the meeting or adjourned meeting, as the case may be, at which he/she proposes to vote, he/she shall satisfy the Board of his/her right to transfer such shares unless the Board shall have previously admitted his/her right to vote at such meeting in respect thereof.

PROXY

92	Instrument appointing a proxy to be deposit at the office	The instrument appointing a proxy and the power-of-attorney or other authority, if any, under which it is signed or a notarised copy of that power or authority, shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or, in the case of a poll, not less than 24 hours before the time appointed for the taking of the poll; and in default the instrument of proxy shall not be treated as valid.

93	Form of proxy	An instrument appointing a proxy shall be in the form as prescribed in the rules made under section 105.

94	Validity of votes given by proxy notwithstanding death etc., of member	A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the previous death or insanity of the principal or the revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy is given: Provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at its office before the commencement of the meeting or adjourned meeting at which the proxy is used.

95	Votes may be given by proxy	Subject to the provisions of the Act, and these articles, votes may be given either personally or by proxy or in the case of a body corporate by a representative duly authorised under Section 113 of the Act.

96	No voting by proxy on show of hands	No member not personally present shall be entitled to vote on a show of hands unless such member is a body corporate present by attorney or by representative duly authorised under section 113 of the Act in which case attorney or representative may vote on show of hands as if he/she were an individual member of the Company.

97	Custody of the instrument	Any instrument of appointment of proxy deposited as aforesaid shall remain permanently or for such time as the directors may determine in the custody of the Company.

BOARD OF DIRECTORS

98	Number of Directors	Unless otherwise determined by a General Meeting, the number of the directors shall not be less than three nor more than fifteen and the names of the first directors shall be determined in writing by the subscribers of the memorandum or a majority of them..

99	Remuneration to Directors	The remuneration of the directors shall, in so far as it consists of a monthly payment, be deemed to accrue from day-to-day.

Subject to the provisions of Sections 188 and 197 of the Act, In addition to the remuneration payable to them in pursuance of the Act, the remuneration and travelling expenses payable to the Directors of the Company may be as hereinafter provided:

		i)	Directors shall be entitled to receive out of the funds of the Company for their services in attending meeting of the Board or a committee of the Board, a fee as may be specified under the Act.

		ii)	In addition to the remuneration payable as above, the Board of Directors may allow and pay to any Directors who is not a bonafide resident of the place where a meeting is held and who shall come to such place for the purpose of attending the meeting such sum as the Board may consider fair compensation, for travelling hotel and other expenses incurred by him/her, in attending and returning from meeting of the Board of Directors or any committee thereof.

		iii)	If any Director be called upon to perform extra services or special exertion or efforts, the Board may arrange with such Director for such special remuneration for such extra services or special exertions or efforts either by a fixed sum or otherwise as may be determined by the Board subject to the provisions of the Act and such remuneration may be in addition to his/her remuneration above provided.

		iv)	In addition to the remuneration payable under clause (iii) above, the Directors may allow and pay to any Directors such sum as the Board may consider fair compensation for travelling, hotel and other expenses incurred by him/her in connection with the business of the Company.

		v)	Director may be paid full-time remuneration by way of commission at the rate of 1 percent (one percent) or up to 3 percent (three percent) of the net profits of the Company calculated in accordance with the provisions of the Act, and such remuneration shall be divided amongst the Directors in such proportion and manner as the Board may, from time to time, determine and in default of such determination, shall be divided amongst them, equally.

100	Expenses on registering	The Board may pay all expenses incurred in getting up and registering the Company.

101	Foreign Register of Members and form	The Company may exercise the powers conferred on it by section 88 with regard to the keeping of a foreign register; and the Board may (subject to the provisions of that section) make and vary such regulations as it may think fit respecting the keeping of any such register.

102	Authorise signing of receipts cheques etc.

All cheques, promissory notes, drafts, hundis, bills of exchange, receipts, acceptances, endorsements, cheques, dividend warrants, releases, contracts and documents and other negotiable instruments, and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, by such person and in such manner as the Board shall from time to time by resolution determine.

103	Loan to Director etc.	The company shall observe the restriction imposed on the matter of grant of loans to Directors and other persons as provided in Section 185 of the Act.

104	Director to mark attendance	Every director present at any meeting of the Board or of a committee thereof shall sign his/her name in a book to be kept for that purpose.

105	Independent Director	The Company shall appoint such number of Independent Directors as it may deem fit, for a term specified in the resolution appointing him/her in accordance with the provisions of section 149. The provisions relating to retirement of directors by rotation shall not be applicable to appointment of Independent Directors.

106	Additional Director	i)	Subject to the provisions of sections 149 and 161, the Board shall have power at any time, and from time to time, to appoint a person as an additional director, provided the number of the directors and additional directors together shall not at any time exceed the maximum strength fixed for the Board by the articles.

		ii)	Such person shall hold office only up to the date of the next annual general meeting of the Company but shall be eligible for appointment by the Company as a director at that meeting subject to the provisions of the Act.

107	Appointment of Alternate Director	The Board of Directors of the Company may appoint an alternate Director to act for a Director (hereinafter called the “original director”) during his/her absence for a period of a not less than three months from India and such appointment shall have effect and such appointee whilst he/ she holds office as an Alternate Director shall be entitled to notice of meetings of the Directors and to attend and to vote there at accordingly. An alternate Director appointed under this Article shall not hold office as such for a period longer than permissible to the original Director in whose place he/she has been appointed and shall vacate office if and when the original Director returns to India. If the terms of office of the Original Directors is determined before he/she so returns to India, any provisions in the Act or these Articles for the automatic reappointment of retiring Director in default of another appointment shall apply to the original Director and not to the Alternate Director.

108	Casual Vacancy	Subject to the provisions of Section 161 and other applicable provisions (if any) of the Act if the office of a Director appointed by the Company in general meeting is vacated before his/her terms of office will expire in the normal course, the resulting casual vacancy may, in default of and subject to any regulation contained in these articles be filled by the Board of Directors. Any person so place he/she is appointed would have held office if it had not been vacated as aforesaid.

109	Appointment of nominee directors	Any deed for securing loans by the Company from financial corporations may be so arranged to provide for the appointment from time to time by the lending financial corporation of some person or persons to be a director or directors of the Company and may empower such lending financial corporation from time to time to remove and re-appoint any Director so appointed. A Director appointed under this Article is herein referred as “Nominee Director” and the term “Nominee Director” means any director for time being in office under this Article. The deed aforesaid may contain ancillary provisions as may be arranged between the Company and the lending corporation and all such provisions shall have effect notwithstanding any of the other provisions herein contained.

110	Appointment of directors on the Board of Companies promoted by the Company	A director may become a director of a company promoted by the Company or in which it may be interested as a vendor, shareholder or otherwise, and subject to the provisions of the Act and these Articles, no such director shall be entitled for benefits received as director or shareholder of such company.

111	When office of Director to be vacated	Subject to Section 164 and 167 of the Act, the office of a Director shall become vacant if:

		i)	He/she is found to be of unsound mind by a court of competent jurisdiction; or

		ii)	He/she applies to be adjudicated an insolvent; or

		iii)	He/she is an undischarged insolvent; or

		iv)	He/she fails to pay any call made on him/her in respect of shares of the Company held by him/her, whether alone or jointly with others within six months from the last date fixed for the payment of the call ;or

		v)	He/she absents himself from all the meetings of the Board of Directors held during such period of time as specified in the Act or rules made thereunder, with or without seeking leave of absence of the Board; or

		vi)	He/she is removed in pursuance of Section 169 of the Act; or

		vii)	He/she acts in contravention of Section 184 of the Act and by virtue of such contravention shall vacate office; or

		viii)	He/she is convicted by a court of any offence involving moral turpitude and sentenced in respect thereof to imprisonment for not less than six months, and a period of five years has not elapsed from the date of expiry of the sentence; or

		ix)	He/she having been appointed a director by virtue of his/her holding office or other employment in the Company, he/she ceases to hold such office or other employment in the Company; or

		x)	He/she becomes disqualified by an order of a court or the Tribunal.

112	Resignation of Directors	Subject to the provisions of the Act a Director may resign his/her office at any time by notice in writing addressed to the Company or to the board of directors but such resignation shall be effective only when the resignation is accepted at a meeting of the board.

113	Rotation of Director	i)	Not less than two-thirds of the total number of Directors of the Company shall be persons whose period of office is liable to determination by retirement of Directors by rotation and save as otherwise expressly provided in the said Act; be appointed by the Company in General Meeting. Explanation:- for the purposes of this Article “total number of Directors” shall not include Independent Directors appointed on the Board of the Company.

		ii)	At the Annual General Meeting of the Company in every year, one third of the Directors for the time being liable to retire by rotation and if their number is not three or a multiple of three then the number nearest thereto shall retire from the office. The Directors to retire at such Annual General Meeting shall be the Directors who shall have been longest in office since their last election. As between Directors who became Directors on the same day those to retire shall (in default of agreement between them) be determined by lot. For the purpose of this Article, a Director appointed to fill a vacancy under the provisions of the Articles shall be deemed to have been in office since the date on which the Director, in whose place he/she has been appointed was last elected as a Director.

		iii)	At the annual general meeting at which a director retires as aforesaid, the Company may fill up the vacancy by appointing the retiring director or some other person thereto.

114	Director retiring by rotation eligible for re-election		A retiring Director shall be eligible for re-election and shall act as a Director throughout the meeting at which he/she retires.

POWER OF THE BOARD OF DIRECTORS

115	General Powers	i)	Subject to the provisions of the Act the Board shall be entitled to exercise, all such powers and to do all such acts and things, as the Company is authorised to exercise and do in furtherance of its objects, specified in the Memorandum of Association for which the Company is established except such powers as are required by the Act or the Memorandum or Articles of Association of the Company to be exercised or done by the Company in General Meeting. In exercising any such powers or doing any such acts or things the Board shall be subject to the provisions contained in that behalf in this Act, or in the Memorandum or Articles of the Company or in any regulations not inconsistent therewith and duly made thereunder, including regulations made by the Company in General Meeting.

		ii)	No regulation made by the Company in General Meeting shall invalidate any prior act of the Board which have been valid if that regulation had not been made.

116	Specific powers of the Board		Without prejudice to the general powers conferred by the preceding Article and without prejudice to the other powers conferred by these Articles, but subject to the restrictions contained in the last preceding Article, the Directors shall have following powers, that is to say the power:

	To acquire property	i)	Subject to the provisions of sections 179, 184 and 188 of the Act, to purchase or otherwise acquire for the Company any property rights or privileges which the Company is authorised or acquire, at or for such price or consideration and generally on such terms and conditions as they may think fit, and in any such purchase or other acquisition to accept such title as the Directors may believe or may be advised to be reasonably satisfactory.

	To pay for property in debentures, etc.,	ii)	At their discretion and subject to provisions of the Act to pay for any property, rights or privileges acquired by or services rendered to the Company, either wholly or partially in cash or in shares, bonds, debentures, mortgages, or other as fully paid up and any such bonds, debentures, mortgages or other securities may be either specifically charged upon all or any part of the property of the Company and its uncalled capital or not so charged.

	To insure properties	iii)	To insure and keep insured against loss or damage by fire or otherwise for such period and to such extent as they may think proper all or any part of the buildings machinery goods stores produce and other movable property of the Company either separately or jointly; also to insure all or any portion of the goods produced machinery and other articles imported or exported by the Company and to sell, assign, surrender or discontinue any polices of assurance effected in pursuance of this power.

	To open account	iv)	To open accounts with any bank or bankers or with any company firm or individual and to pay money into and draw money from any such account from time to time as the Directors may think fit.

	To secure contracts by mortgage	v)	To secure the fulfilment of any contracts, agreement or engagements entered into by the Company by mortgage or charge of all or any of the properties of the Company and its uncalled capital for the time being or in such manner as they may think fit.

	To appoint trustees	vi)	To appoint any person(s) (whether incorporated or not) to accept and hold in trust for the Company any property belonging to the Company or in which it is interested, or for any other purposes and to execute and do all such acts and things as may be required in relation to any such trust, and to provide for the remuneration of such trustee(s).

	To bring and defend actions etc.,	vii)	To institute, conduct, defend, compound, or abandon any legal proceedings by or against the Company or its officers or otherwise concerning the affairs of the Company and also to compound and allow time for payment or satisfaction of any debts due or of any claims or demands by or against the Company, and to refer any claims or demands by or against the Company, or any differences to arbitration and observe and perform any awards made thereon.

	To act in matters relating to insolvents	viii)	To act on behalf of the Company in all matters relating to bankrupts and, insolvents.

	To give receipts	ix)	To make and give receipts, releases, and other discharges for money payable to the Company and for the claims and demands of the Company.

	To invest moneys	x)	Subject to the provisions of section 179,180, 185 of the Act, to invest and deal with any moneys of the Company not immediately required for the purpose thereof, upon such security (not being shares of this company) or without security and in such manner as they may think fit, and from time to time to vary or release such investment. Save as provided in section 187 of the Act, all investments shall be made and held in the Company’s own name.

	To give security by way of indemnity	xi)	To execute in the name and on behalf of the Company in favour of the person who may incur any personal liability whether as principal or surety for the benefit of the Company such mortgages of the Company’s property (present and future) as they think, fit, and any such mortgage may contain such powers provisions, covenants and agreements as shall be agreed upon.

	To authorise signing of receipts cheques etc.	xii)	To determine from time to time who shall be entitled to sign, on the Company’s behalf bills, notes, receipts, acceptances, endorsements, cheques, dividend warrants, releases, contracts and documents and to give the necessary authority for such purpose.

	To give percentages	xiii)	To distribute by way of bonus amongst the staff of the Company a share or shares in the profits of the Company and to give to any officer or other person employed by the Company a commission on the profits of any particular business or transaction and to charge such bonus or commission as part of the working expenses of company.

	To give gratitude etc.,	xiv)	To provide for the welfare of the Directors or Ex-Directors or the Employees or Ex-employees of the Company and the wives, widows and families or the dependents of connections of such persons by building or contributing to the building of houses, dwellings or chawls or by grants of money pensions, gratuities, allowances, bonus or other payments or by creating and from time to time subscribing to provident and other associations, institutions funds to trusts and by providing or subscribing or contributing towards places of instruction and recreation, hospital and dispensaries, medical and other attendance and other assistance as the Board of Directors shall think fit; and to subscribe or contribute or otherwise to assist or to guarantee money to charitable benevolent, religious, scientific educational or other institutions or objects or for any exhibition, or for any public, general or useful object.

	To appoint servants	xv)	To appoint and, at their discretion, remove or suspend such managers, secretaries, officers, assistants, supervisors, clerks, agents and servants for permanent, temporary or special services as they may from time to time think fit, and to determine their power and duties and fix their salaries emoluments or remuneration and to require security in such instances and to such amount as they may think fit. And also without prejudice as aforesaid from time to time or at any time provide for the management and transaction of the affairs of the Company in any specified locality in India or elsewhere in such manner as they think fit, and the provisions contained in the three next following clauses, shall be without prejudice to the general powers conferred by this cause.

	Local laws	xvi)	To comply with the requirements of any local law which in their opinion it shall in the interest of the Company be necessary or expedient to comply with.

	Local Committee	xvii)	From time to time and any time to establish any local committee for managing any of the affairs of the Company in any specified locality in India or elsewhere and to appoint any persons to be members of such Local Committee or any managers or agents and to fix their remuneration.

	Delegation of powers of Local Committee etc.,	xviii)	Subject to the provisions of Section 179 of the Act to delegate to any such local committee or any member or members thereof, or any managers or agents so appointed, any of the powers, authorities and discretions for the time being vested in the Board of Directors and to authorise the members for the time being of any such Local Committee or any of them to fill up any vacancies therein and act notwithstanding vacancies and any such appointment or delegation under clause (xvii) of this Article may be made on such terms and subject to such condition as the Board of Directors may think fit and the Board of Directors may at any time remove any person so appointed and may annul or vary any such delegation.

	Powers of attorneys	xix)	At any time and from time to time by power of Attorney under the seal of the Company, to appoint any persons to be the Attorney or Attorneys of the Company, for such purpose and discretions and for such periods and subject to such conditions as the board of directors may from time to time think fit.

	To enter into Contracts etc.	xx)	Subject to the provisions of section 188 of the Act to enter into all such negotiations and contracts and rescind and vary all such contracts, and execute and do all such acts deeds and things in the name and on behalf of the Company as they may consider expedient for or in relations to any of the matters aforesaid or otherwise for the purpose of the Company.

	Delegation of powers	xxi)	Subject to the provisions of the Act and these Articles to delegate the powers, authorities and rights vested in the Directors to any person, firm company or fluctuating body or persons as aforesaid from time to time to make, vary and repeal by laws for the regulations of the business of the Company its officers and servants.

117	Power to appoint or re-appoint managing or whole time Directors	Subject to the provisions of the Act, the Directors may from time to time appoint or re-appoint one or more of their Body to be Managing Director (in which expression shall be included a Joint Managing Director) or whole-time Director or whole time Directors of the Company for such term not exceeding five years at a time as they may think fit, and may from time to time remove or dismiss him/her or them from office and appoint another or others in his/her or their places.

118	Applicability of the provisions to Managing Director or a whole-time Director	Subject to the provisions of the Act and of these articles, a Managing Director or a whole-time Director shall, may while he/she continues, to hold that office be subject to the same provision as to resignation and removal as the other Directors of the Company and he/she shall ipso-facto and immediately cease to be a Managing Director or whole time Director if he/she ceases to hold the office of Director.

119	Remuneration of Managing Director or whole-time Director	Subject to the provisions of the Act and to the approval of the Company in general meeting, the remuneration of a Managing Director or whole-time Director shall from time to time be fixed by the Board by way of fixed salary, or commission on profits of the Company or by participation in any such profits or by any or all of those modes.

120	Powers and duties of Managing or whole-time directors	Subject to the superintendence, control and direction of the board of Directors, the day to day management of the Company may be entrusted to the Director or Directors appointed under the Articles with power to the board to distribute such day to day functions among such Directors, if more than one, in any manner as directed by the board. The board may from time to time, entrust to and confer upon a Managing director or whole-time director for the time being, save as prohibited in the Act, such of the powers exercisable under these presents by the Directors as they may think fit and may confer such power for such time and to be exercised for such objects and purposes and upon such terms and conditions with such restrictions as they think expedient and they may from time to time revoke, withdraw, alter or vary all or any of such powers.

121	Management abroad	The Directors may make such arrangements as may be thought fit for the management of the Company’s affairs abroad, and may for this purpose (without prejudice to the generality of their powers) appoint local boards, attorneys and agents and fix their remunerations and delegate to them such powers as may be deemed requisite or expedient.

BORROWING POWERS

122	Borrowing powers	Subject to the provisions of Section 73, 179 and 180 and other provisions of the Act and these Articles and without prejudice to the other powers conferred by these Articles, the Directors shall have the power from time to time at their discretion to accept deposits from members of the Company either in advance on calls or otherwise and generally to raise or borrow or secure the payment of any sum of money for the purpose of the Company provided that the aggregate of the amount borrowed (apart from temporary loans as defined in Section 180 of the Act obtained from the Company’s bankers in the ordinary course of business) and remaining outstanding and undischarged at the time, shall not, without the consent of the Company by a special resolution at a general meeting exceed the aggregate of the paid up capital of the Company and its free reserves, that is to say reserves not set apart for any specific purpose.

123	Condition on which money may be borrowed	Subject to the provisions of the Act and these Articles, the Board may raise and secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects at they think fit and in particular by the issue of bonds perpetual or redeemable debentures, debenture stock or any mortgage or charge or other security on the whole or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

124	Bonds, Debenture etc., to be under the control of Directors	Any bond, stock or other securities issued or to be issued by the Company shall be under the control of the directors who may issue upon such terms and conditions and in such manner and for such consideration as they shall consider for the benefit of the Company.

125	Securities may be assignable free from equities	Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

126	Issue at discount etc., or with special privilege	Any bonds, debentures or debenture stock may be issued at a discount, premium or otherwise and with any special privilege and conditions as to redemption, surrender, drawing, allotment of shares, attending at General Meeting provided that debentures with the right of conversion into shares shall not be issued except in conformity with the provisions of Section 62(3) of the Act.

127	Indemnity may be given	Subject to the provisions of the Act and these Articles if the Directors or any other person shall incur or be about to incur any liability or surety for the payment of any sum primarily due from the Company, the board may execute or cause to be executed any mortgage charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the director or person so becoming liable as aforesaid from and against any loss in respect of such liability.

128	Mortgage of Uncalled capital	Subject to the provisions of the Act and these Articles, if any uncalled capital of the Company is included in or charged by any mortgage or other security, the Board of Directors shall make calls on the members in respect of the uncalled capital and in trust for the person in whose favour such mortgage or security is executed.

PROCEEDINGS OF THE BOARD

129		The Board of Directors may meet for the conduct of business, adjourn and otherwise regulate its meetings, as it thinks fit.

130	Meeting of Directors	The Directors shall meet together atleast once in every three months for the dispatch of business and may adjourn and otherwise regulate their meetings and proceedings as they think fit. Provided that at least four such meetings shall be held in a year. Meetings of the Board shall be called by giving not less than seven days’ notice in writing to every director at his/her address registered with the Company and such notice shall be sent by hand delivery or by post or by electronic means:

Provided that a meeting of the Board may be called at shorter notice to transact urgent business subject to the condition that at least one independent director, if any, shall be present at the meeting:

131	Meeting through electronic means	Subject to the applicable provisions of the Companies Act, 2013 or any other applicable provisions as may be stipulated by the regulatory authorities, the Company shall have powers to hold the meeting of board and committees thereof through video conferencing or tele- conferencing.

132	Quorum	Subject to Section 174 of the Act, the quorum for a meeting of the Board of Directors shall be one third of its total strength excluding Directors, if any, whose places may be vacant at the time and any fraction contained in that one-third being rounded off as one, or two Directors, whichever is higher, provided that where at any time the number of interested Directors exceeds or is equal to two-third of the total strength, the number of the remaining Directors who are not interested present at the meeting being not less than two shall be the quorum.

133	Adjournment of meeting for want of quorum	If a meeting of the Board cannot be held for want of a quorum then the meeting shall stand adjourned to such day, time and place as the Director or Directors present at that time may fix. Notice of the adjournment of the meeting shall be given to all the Directors in the manner prescribed under the Act or rules made thereunder.

134	Question at Board Meeting Committee how decided	i)	Save as otherwise expressly provided in the Act, questions arising at any meeting of the Board shall be decided by a majority of votes.

		ii)	In case of an equality of votes, the Chairperson of the meeting (whether the Chairperson appointed by virtue of these Articles or the Director presiding at such meetings) shall have a second or casting vote.

135	Director may act not withstanding vacancy	The continuing directors may act notwithstanding any vacancy in the Board; but, if and so long as their number is reduced below the quorum fixed by the Act for a meeting of the Board, the continuing directors or director may act for the purpose of increasing the number of directors to that fixed for the quorum, or of summoning a general meeting of the Company, but for no other purpose.

136	Chairperson	i)	The Board may elect a Chairperson of its meetings and determine the period for which he/she is to hold office. All meetings of the Board shall be presided over by the Chairperson.

		ii)	If no such Chairperson is elected, or if at any meeting the Chairperson is not present within five minutes after the time appointed for holding the meeting, the directors present may choose one of their member to be Chairperson of the meeting.

137	Directors may appoint committees	Subject to the provisions of Section 179 and other provisions of the Act, the Board may delegate any of their powers to committee consisting of members of their body as they think fit, and they may from time to time, remove and discharge any such committee either wholly or in part, and either as to persons of purpose, but every committee so formed shall, in the exercise of power delegated, conform to any regulations that may from time to time be imposed on it by the Board. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes of their appointment but not otherwise, shall have the like force and effect as if done by the Board.

138	Meetings of the committee	i)	The board may nominate or the committee may elect a Chairperson of its meetings.

		ii)	If no such Chairperson is elected, or if at any meeting the Chairperson is not present within five minutes after the time appointed for holding the meeting, the members present may choose one of their members to be Chairperson of the meeting.

139	Adjournment of committee meeting	i)	A committee may meet and adjourn as it thinks fit.

		ii)	Questions arising at any meeting of a committee shall be determined by a majority of votes of the members present, and in case of an equality of votes, the Chairperson shall have a second or casting vote.

140	Acts of Board or committee valid notwithstanding defect in appointment	All acts done in any meeting of the Board or of a committee thereof or by any person acting as a director, shall, notwithstanding that it may be afterwards discovered that there was some defect in the appointment of any one or more of such directors or of any person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such director or such person had been duly appointed and was qualified to be a director.

141	Meeting of Committee how to be governed	The meeting and proceeding of any such committee shall be governed by the provisions herein and/or in the Act contained for regulating the meeting and proceeding of Directors so far as the same are applicable thereto, and are not superseded by any regulation made by the Directors under this articles.

142	Resolution by circulation	i)	Subject to the provisions of Section 175 and 179 of the Act, resolutions passed by circulation without a meeting of the Board or of a committee of the Board appointed under the Article 138 shall subject to the provisions of sub-clause (ii) hereof and of the Act be as valid and effectual as a resolution duly passed at a meeting of the Directors or of a committee duly called and held.

ii)

A resolution shall be deemed to have been duly passed by the Board or of a committee thereof by circulation if the resolution has been circulated in draft together with the necessary papers if any to all the directors or to all the Members of the committee at their respective addresses, registered with the Company or through electronic mode and has been approved by a majority of the Directors Members of the committee as are entitled to vote, on the resolution.

Provided that, where not less than such proportion (as specified in the Act or rules made thereunder) of the total number of directors of the Company for the time being require that any resolution under circulation must be decided at a meeting, the chairperson shall put the resolution to be decided at a meeting of the Board.

CHIEF EXECUTIVE OFFICER, MANAGER, COMPANY SECRETARY OR CHIEF FINANCIAL OFFICER

143	Subject to the provisions of the Act,—

	i)	A chief executive officer, manager, company secretary or chief financial officer may be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit; and any chief executive officer, manager, company secretary or chief financial officer so appointed may be removed by means of a resolution of the Board;

	ii)	A director may be appointed as chief executive officer, manager, company secretary or chief financial officer.

144	A provision of the Act or these regulations requiring or authorising a thing to be done by or to a director and chief executive officer, manager, company secretary or chief financial officer shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, chief executive officer, manager, company secretary or chief financial officer.

SEAL

145	The seal, its custody and use	The Board shall provide a common seal for the purposes of the Company and shall have power from time to time to destroy the same and substitute a new seal in lieu thereof, and the board shall provide for the safe custody of the seal for the time being and the seal shall never be used except by or under the authority of the Board or committee of Directors.

146	Deeds how executed	Every deed or other instrument to which the seal of the Company is required to be affixed shall unless the same is executed by a duly constituted attorney of the Company, be signed by two Directors or a Director and the secretary if any, or the person authorised by the board for the purpose provided nevertheless, that certificates of debentures may be signed by one Director only or by the secretary of the Company or by an attorney of the Company duly authorised in this behalf and certificate of shares shall be signed as provided in Article 17.

DIVIDENDS AND RESERVE

147	Company in General Meeting may declare a dividend	No large dividend shall be declared than is recommended by the directors, but the Company in Annual general meeting may declare a smaller dividend. Subject to the provisions of the Act and in particular section 123 thereof, no dividend shall be payable except out of the profit of the year or any other undistributed profits of the Company and the declaration of the directors as to the amount of the net profits of the Company shall be conclusive. The Company may declare a dividend to be paid to the members according to their rights and interest in the profits and subject to the provisions of the Act, may fix the time for payment when a dividend has been so declared, the warrant in respect thereof shall be posted within thirty days from the date of declaration to the shareholders entitled to the payment of the same or paid through cheque or electronic means.

148	Interim dividend	Subject to the provisions of section 123, the Board may from time to time pay to the members such interim dividends as appear to it to be justified by the profits of the Company.

149	Establish reserve funds	Before recommending any dividend, the board may:

		i)	Set aside out of the profits of the Company such sums as they may think proper:

			a)	for depreciation fund,

			b)	or to an insurance fund,

			c)	or as a reserve fund,

			d)	or sinking fund

			e)	or any special fund to meet contingencies

			f)	or to repay debenture stock,

			g)	or for special dividends

			h)	or for equalizing dividends

			i)	or for repairing, improving extending and maintaining any of the property of the Company, and for such other purposes) as the Board of Directors may, in their absolute discretion, think conducive to the interest of the Company;

		ii)	Invest the several sums so set aside, or so much thereof as required to be invested, upon such investments (other than shares of the Company) as they may think fit, and from time to time deal with and think fit, and from time to time deal with and vary such investment and dispose of and apply and expand all or part thereof for the benefit of the Company, in such manner and for such purpose as the Board of Directors in their absolute discretion think conducive to the interest of the Company;

		iii)	Divide the Reserve Fund into such special funds as the Board of Directors may think fit; and

		iv)	Employ the assets constituting all or any of the above funds, including the depreciation fund, in the business of the Company or in the purchase or repayment or debentures or debenture stock and that without being bound to keep the same separate from the other assets, and without being bound to pay interest on the same with power however to the Board of Directors at their discretion to pay or allow to the credit of such funds interest at a rate as the Board of Directors may think proper.

150		The Board may also carry forward any profits which it may consider necessary not to divide, without setting them aside as a reserve.

151	Dividends in proportion to	i)	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but if and so long as nothing is paid upon any of the shares in the Company, dividends may be declared and paid according to the amounts of the shares.

		ii)	No amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this regulation as paid on the share.

		iii)	All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

152	Amount payable	The Board may deduct from any dividend payable to any member all sums of money, if any, presently payable by him/her to the Company on account of calls or otherwise in relation to the shares of the Company.

153	Dividends how remitted	i)	Any dividend, interest or other monies payable in cash in respect of shares may be paid by electronic mode, cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register of members, or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent.

		ii)	The Company shall not be liable for any cheque or warrant lost in transmission or for any dividend lost to the member or person entitled thereof, by the forged endorsement of a cheque or warrant or the fraudulent recovery thereof by any other means.

154	Notice of dividend to be given	Notice of any dividend that may have been declared shall be given to the persons entitled to share therein in the manner mentioned in the Act.

155	Dividend not to bear interest	No dividend shall bear interest against the Company.

156	Division of profits	The profits of the Company subject to special rights if any relating thereto created or authorised to be created by the Memorandum or these articles, and subject to the provisions of these articles, shall be divisible among the members in proportion to the amount of the capital paid upon the shares held by them respectively. Provided always that subject as aforesaid, any capital paid up on a share during the period in respect of which a dividend is declared shall unless the board otherwise determine only entitle the holder of such share to an apportioned amount of such dividend as from the date of payment.

157	Unclaimed dividend	Where a dividend has been declared by the Company but has not been paid or claimed within thirty days from the date of the declaration, to any shareholder entitled to the payment of the dividends, the Company shall, within seven days from the date of expiry of the said period of thirty days, transfer the total amount of dividend which remains unpaid into the special, account to be opened by the Company in that behalf in any scheduled bank to be called “Unpaid Dividend Account’, and all the other provisions of the Act in respect of such unpaid dividend or any part thereof shall be applicable, observed, performed and complied with and that there shall be no forfeiture of unclaimed dividends.

158	Transfer of share must be registered	Where any instrument of transfer of shares has been delivered to any company for registration and the transfer of such shares has not been registered by the Company, it shall, notwithstanding anything contained in any other provision of this Act,—

		i)	Transfer the dividend in relation to such shares to the Unpaid Dividend Account referred to in the Act unless the Company is authorised by the registered holder of such shares in writing to pay such dividend to the transferee specified in such instrument of transfer; and

		ii)	Keep in abeyance in relation to such shares, any offer of rights shares under clause (a) of sub-section (1) of section 62 and any issue of fully paid-up bonus shares in pursuance of first proviso to sub-section (5) of section 123.

ACCOUNTS AND AUDIT

159	Books of accounts to be kept	The Company shall keep proper books of accounts as required by the Act in particular under Section 128 thereof.

160	Inspection by members	The Directors shall, from time to time determine whether and to what extent and at what places and under what conditions or regulation the accounts, books and documents of the Company or any of them, shall be open to the inspection of the members, and no member (not being a director) shall have any right of inspecting any accounts, books or documents of the Company except as conferred by the statute or authorised by the Directors or by a resolution of the Company in General Meeting.

161	Statement of accounts to be furnished to general meeting	The Board of directors shall lay before each Annual General Meeting a duly authenticated financial statements as per the provisions of the Act along with its report made up in accordance with the provisions of the Article 165.

162	Authentication of Financial statement	i)	Save as provided by clause (ii) every financial statement of the Company shall be signed on behalf of the Board of Directors by its Chairperson, if any, and by not less than two Directors of the Company, one of who shall be the Managing Director and the Chief Executive Officer, if he/she is a director in the Company, the Chief Financial Officer and the Company Secretary of the Company, wherever they are appointed;

		ii)	The financial statement shall be approved by the Board of Directors before they are signed on behalf of the Board in accordance with the provision of this Article and before they are submitted to Auditors for their report thereon.

163	Auditors reports to be attached to the financial statement	The Profit and Loss Account shall be annexed to the Balance Sheet and Auditor’s Report (including the Auditor’s separate, special or supplementary report, if any) shall be attached thereto.

164	Board’s report to be attached to Balance Sheet	Every financial statement laid before the Company in Annual General Meeting shall, have attached to it a Report by the Board of Directors in accordance with the provisions of Section 134 of the Act.

165	Accounts when audited and approved to be conclusive	Every financial statement of the Company when audited and adopted by an Annual General Meeting shall be conclusive.

166	Accounts to be audited and appointment of auditors	Every financial statement that is required to be laid before the members of the Company shall be audited by one or more auditors to be appointed as hereinafter mentioned. The appointment, powers, rights, remuneration and duties of the auditors shall be regulated by Sections 139 to 146 and Section 148 of the Act.

WINDING UP

167		Subject to the provisions of the Act and rules made thereunder—

i)	If the Company shall be wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Act, divide amongst the members, in specie or kind, the whole or any part of the assets of the Company, whether they shall consist of property of the same kind or not.

ii)	For the purpose aforesaid, the liquidator may set such value as he/she deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members.

iii)	The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories if he/she considers necessary, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

168	Distribution of assets	If the Company shall be wound up, and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up capital such assets be distributed so that as nearly as may be the losses shall be by the members in proportion to the capital paid up, or which ought to have been paid up (other than the amount of calls paid in advance), at the commencement of the winding up, on the shares held by them respectively and if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the members in proportion to the capital at the commencement of the winding up, or which ought to have been paid on the shares held by them respectively. But this article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

INDEMNITY

169	Director and other officers right or indemnity

Every officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him/her in defending any proceedings, whether civil or criminal, in which judgment is given in his/her favour or in which he/she is acquitted or in which relief is granted to him/her by the court or the Tribunal.

Subject to the provisions of the Act, every Director, Secretary and other officer or employee of the Company shall be indemnified by the Company against and it shall be the duty of directors to pay out of the Company all costs, losses and expenses (including travelling expenses) which any such director, secretary or officer or employee may incur or become liable to be reason of any contract entered into or act or deed done by him/her as such director, secretary or officer or employee or in any way in the discharge of duties.

170	Directors and Officers not responsible for act of others	Subject to the provisions of the Act, no Director or other officer of the Company shall be liable for the acts, receipts, neglects, or defaults of any Director or officers or for joining in any receipt or other act of conformity, or for any loss or expenses happening to the Company through insufficiency or deficiency of title of any property acquired by order of the Directors for or on behalf of the Company or for insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person, company, body corporate or corporation with whom any money, securities or effect shall be entrusted or deposited, or for any other loss or damage or misfortune whatsoever which shall happen in the execution of the duties of his/her office or in relation thereto unless the same happens through his/her wilful misconduct or neglect or dishonesty.

DOCUMENTS AND SERVICE OF DOCUMENTS

171	How documents to be sent to members	A document (which expression of this purpose shall be deemed to include and shall include any summon, notice, requisition, to or in the winding up of the Company) may be served or sent by the Company on or to any member in the manner prescribed by section 20 of the Act.

172	Persons becoming entitled of shares bounds by documents served to previous person	Every person, who by operation of law, transfer or by other means whatsoever, shall become entitled to any share, shall be bound by every document in respect of such shares which, previously to his/her name and address being entered on the register shall have been duly served on or sent to the person from whom he/she derives his/her title to share.

173	Notice on Company	All notices to be given on the part of members shall be left at or sent by registered post or under certificate of posting to the registered office of the Company.

174	Notice to be signed	Any notice to be given by the Company shall be signed by such director or secretary or officer as the board may appoint. The signature on any notice to be given by the Company may be written or printed or lithographed or be affixed by any other mechanical means.

175	Authentication of documents and proceedings	Save as otherwise expressly provided in the act or these articles, a document or proceeding requiring authentication by the Company may be signed by a director, or secretary or an authorised officer of the Company and need not be under its seal.

176	Reconstruction	On any sale of the undertaking of the Company the Directors or Liquidator on a winding up may, if authorised by a special resolution, accept fully paid or partly, paid up shares, debentures or securities of any other Company, whether incorporated in India or not, either then existing or to be formed for the purchase in whole or in part of the property of the Company. The liquidator (in winding up) may distribute such shares or securities, or any other property of the Company amongst the contributories without realisation or vest the same in trustees for them and may if authorised by Special Resolution provide for the distribution or appropriation of the Cash, shares, or other securities benefits or property otherwise than in accordance with the strict legal rights of the contribution of the Company, and for the valuation of any of such securities or property at such price and in such manner as the meeting may approve, and the contributories shall be bound to accept and shall be bound by any valuation or distribution so authorised and waive all rights in relation thereto, save such statutory rights (if any) under the Act as are incapable of being varied or excluded by these presents.

OTHER

177	Secrecy Clause	The Members shall not be entitled to visit or inspect the Company’s works without the permission of the Board or Manager or Secretary or to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process’ which may relate to the conduct of the business of the Company and which in the opinion of the Board, it will be inexpedient in the interest of the Company to communicate to the public.

We the several persons whose names, addresses and description are subscribed hereto are desirous of being formed into a company in pursuance of the Articles of Association and we respectively agree to take the number of shares in the Capital of the Company set opposite to our respective names.

S.No.	Name, Addresses, Descriptions and occupations of the subscribers	Signature of Subscribers	Name, address, description occupation and signature of witness.
1.	Dr. KALLAM ANJI REDDY S/o. Venkata Reddy 6/3/347/6, Dwarakapuri Colony, Hyderabad – 500 004. Occ: Industrialist	Sd/-

2.	KALLAM SAMRAJYAM W/o. Anji Reddy 6/3/347/6, Dwarakapuri Colony, Hyderabad – 500 004. Occ: Housewife	Sd/-	G.S.S. SRINIVAS Chartered Accountant S/o. Sri. G. Balakrishna Rao 5-2-422, Hyderbasti, R.P Road, Secunderabad.

Place: Hyderabad

Date: 4th February 1984.